UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Eagle Ford Oil & Gas Corp.

(Name of Issuer)
 Common Stock

(Title of Class of Securities)
269519 10 4

(CUSIP Number)
Paul L. Williams Jr.
2951 Marina Bay Drive, Ste 130-369
League City, TX 77573
281-383-9648

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Wood Limited Partnership

  EIN # 75-2702150

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

 Texas

	7.	Sole Voting Power
Number of		2,602,563

Shares	8.	Shared Voting Power
		0
Beneficially

Owned by Each	9.	Sole Dispositive Power
		2,602,563
Reporting

Person	10.	Shared Dispositive Power
		0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 2,602,563

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  7.8%

14.	Type of Reporting Person (See Instructions)

  PN

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Charles D. Wood Jr., LLC

 EIN: 49-0566183

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

  OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

  Texas

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		2,602,563
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		2,602,563
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 2,602,563

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  7.8%

14.	Type of Reporting Person (See Instructions)

  OO

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Charles D. Wood Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

  OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

  United States

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		2,602,563
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		2,602,563
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 2,602,563

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  7.8%

14.	Type of Reporting Person (See Instructions)

  IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”) of the Issuer. The principal executive office of the Issuer is located at 2951 Marina Bay Drive, Ste 130-369, League City, TX 77573.
Item 2. Identity and Background

(a) This Schedule 13D is being filed by Wood Limited Partnership, a Texas limited partnership (“Wood”), Charles D. Wood Jr., an individual residing in Texas and C.D. Wood Jr., L.L.C, a Texas limited liability company (“CD Wood LLC”), (together, the “Reporting Persons”).  Wood is the registered owner of the 2,602,563 shares of Common Stock reported in their Schedule 13D.   CD Wood LLC is the general partner of Wood. Charles D. Wood Jr. is the sole member of CD Wood LLC. Accordingly, Charles D. Wood Jr. and CD Wood LLC may be deemed to have beneficial ownership of the securities reported herein by virtue of the discretion and authority granted to them to vote and to dispose of the securities held by Wood pursuant to Wood’s constituent documents.

(b) – (c) The principal business address of Wood is 5501 LBJ Freeway, Ste 1200, Dallas, Texas 77240.  Wood’s principal business is oil and gas investments. The principal business address of CD Wood LLC is 5501 LBJ Freeway, Ste 1200, Dallas, Texas 77240.  CD Wood LLC’s principal business is oil and gas investments. The principal address of Charles D. Wood Jr. is 5501 LBJ Freeway, Ste 1200, Dallas, Texas 77240.  Charles D. Wood Jr.’s principal employment is CEO of AMS Staff Leasing located at 5501 LBJ Freeway, Ste 1200, Dallas, Texas 77240.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Wood is a Texas limited partnership. CD Wood LLC is a Texas limited liability company. Charles D. Wood Jr., is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On August 16, 2011, Wood received 2,602,563 shares of Common Stock pursuant to the Purchase Agreement dated August 8, 2011 and executed August 16, 2011 (the “Purchase Agreement”) by and among the Issuer, Wood, Derek Schmidt, Safari Adventure Productions, Inc., a Texas corporation and Sandstone Energy Partners III, L.L.C., a Texas limited liability company (“SSEP3”).  Wood used the 42.71% membership interest it owned in SSEP3 as consideration for the Common Stock Wood received in the Purchase Agreement transaction.

Item 4. Purpose of Transaction

The shares of Common Stock received by Wood under the Purchase Agreement were for the Issuer’s acquisition of the remaining 50% member interest in SSEP3 for asset growth purposes in the oil and gas industry.

The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the Common Stock and other securities of the Issuer.  The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) and (b) Wood owns 2,602,563 shares of Common Stock, which represent 7.8% of the outstanding Common Stock of the Issuer.  Wood’s power to dispose of such Common Stock is intended to be exempt from the registration requirements of the Securities Act pursuant to 4(2) thereof and Rule 506 of Regulation D promulgated thereunder; and exempt from the registration or qualification requirements of any applicable state securities laws. As a result, the 2,602,563 common shares may not be offered, sold, or transferred by the holder thereof until either a registration statement under the Securities Act or applicable state securities laws shall have become effective with regard thereto, or an exemption under the Securities Act and applicable state securities laws is available with respect to any proposed offer, sale or transfer.

CD Wood LLC as the general partner of Wood and Charles D. Wood Jr., as the sole member of CD Wood LLC, may be deemed to have acquired beneficial ownership of 2,602,563 shares of Common Stock, which represents 7.8% of the outstanding Common Stock of the Issuer.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth in Items 3 and 4, there have been no transactions effected in the shares of Common Stock during the past 60 days by the Reporting Persons.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02
Purchase Agreement dated August 8, 2011 and executed August 16, 2011, between Eagle Ford Oil & Gas Corp., Wood Limited Partnership, L.P., Safari Adventure Productions, Inc., Derek Schmidt, and Sandstone Energy Partners III, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Wood Limited Partnership

By:	/s/C.D. Wood Jr., L.L.C.
Its:	General Partner
By:	/s/Charles D. Wood Jr.
Name	Charles D. Wood Jr.
Title:	President

C.D. Wood Jr., L.L.C.

By:	/s/Charles D. Wood Jr.
Name	Charles D. Wood Jr.
Title:	President

Charles D. Wood Jr..

By:	/s/Charles D. Wood Jr.
Name	Charles D. Wood Jr.